UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

AirTran Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00949P108

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑           Rule 13d-1(b)
           Rule 13d-1(c)
           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00949P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Westchester Capital Management, LLC 27-3790558
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 7,332,400 Shares
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 7,332,400 Shares
9.
Aggregate Amount Beneficially Owned by Each Reporting Person

7,332,400 shares of Common Stock of the Issuer (“Shares”) which consist of (i) 7,041,200 Shares held by The Merger Fund, (ii) 46,000 Shares held by The Merger Fund VL and (iii) 245,200 Shares held by the Dunham Monthly Distribution Fund, all of which Westchester Capital Management, LLC may be deemed to beneficially own by virtue of its position as the investment adviser of The Merger Fund and The Merger Fund VL, and the sub-adviser of the Dunham Monthly Distribution Fund.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.4%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 00949P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Westchester Capital Management, Inc. 13-3036274
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 7,332,400 Shares
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 7,332,400 Shares
9.
Aggregate Amount Beneficially Owned by Each Reporting Person

7,332,400 Shares which consist of (i) 7,041,200 Shares held by The Merger Fund, (ii) 46,000 Shares held by The Merger Fund VL and (iii) 245,200 Shares held by the Dunham Monthly Distribution Fund, all of which Westchester Capital Management, Inc. may be deemed to have beneficially owned by virtue of its position as the investment adviser of The Merger Fund and The Merger Fund VL, and the sub-adviser of the Dunham Monthly Distribution Fund, until December 31, 2010.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.4%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 00949P108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). The Merger Fund 14-1698547
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 7,041,200 Shares
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 7,041,200 Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,041,200 Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) IV

CUSIP No. 00949P108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). The Merger Fund VL 004-3739793
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 46,000 Shares
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 46,000 Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,000 Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IV

CUSIP No. 00949P108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Dunham Monthly Distribution Fund 80-0267077
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 245,200 Shares
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 245,200 Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 245,200 Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) IV

CUSIP No. 00949P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Green & Smith Investment Management L.L.C. 13-3869675
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 267,100 Shares
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 267,100 Shares
9.
Aggregate Amount Beneficially Owned by Each Reporting Person

267,100 Shares which consist of 267,100 Shares held by GS Master Trust, all of which Green & Smith Investment Management L.L.C. may be deemed to beneficially own by virtue of its position as investment adviser of GS Master Trust.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 00949P108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Roy Behren
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 7,599,500 Shares
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 7,599,500 Shares
9.
Aggregate Amount Beneficially Owned by Each Reporting Person

7,599,500 Shares which consist of (i) 7,041,200 Shares held by The Merger Fund; (ii) 46,000 Shares held by The Merger Fund VL; (iii) 245,200 Shares held by the Dunham Monthly Distribution Fund; and (iv) 267,100 Shares held by GS Master Trust, all of which Roy Behren may be deemed to beneficially own by virtue of his position as Co-President of Westchester Capital Management, LLC, the investment adviser of The Merger Fund and The Merger Fund VL, and the sub-adviser of the Dunham Monthly Distribution Fund, or by virtue of his position as Co-Manager and a member of Green & Smith Investment Management L.L.C., which is the investment adviser of GS Master Trust.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00949P108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Michael T. Shannon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 7,599,500 Shares
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 7,599,500 Shares
9.
Aggregate Amount Beneficially Owned by Each Reporting Person

7,599,500 Shares which consist of (i) 7,041,200 Shares held by The Merger Fund; (ii) 46,000 Shares held by The Merger Fund VL; (iii) 245,200 Shares held by the Dunham Monthly Distribution Fund; and (iv) 267,100 Shares held by GS Master Trust, all of which Michael T. Shannon may be deemed to beneficially own by virtue of his position as Co-President of Westchester Capital Management, LLC, the investment adviser of The Merger Fund and The Merger Fund VL, and the sub-adviser of the Dunham Monthly Distribution Fund, or by virtue of his position as Co-Manager and a member of Green & Smith Investment Management L.L.C., which is the investment adviser of GS Master Trust.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00949P108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Frederick W. Green
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 7,599,500 Shares
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 7,599,500 Shares
9.
Aggregate Amount Beneficially Owned by Each Reporting Person

7,599,500 Shares which consist of (i) 7,041,200 Shares held by The Merger Fund; (ii) 46,000 Shares held by The Merger Fund VL; (iii) 245,200 Shares held by the Dunham Monthly Distribution Fund; and (iv) 267,100 Shares held by GS Master Trust, all of which Frederick W. Green may be deemed to have beneficially owned by virtue of his position as President of Westchester Capital Management, Inc., the investment adviser of The Merger Fund and The Merger Fund VL, and the sub-adviser of the Dunham Monthly Distribution Fund, until December 31, 2010, or by virtue of his position as Manager, until December 31, 2010, of Green & Smith Investment Management L.L.C., which is the investment adviser of GS Master Trust.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

AirTran Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

9955 AirTran Blvd.
Orlando, FL 32827

Item 2.

(a)	Name of Person Filing:

(i)	Westchester Capital Management, LLC

(ii)	Westchester Capital Management, Inc.

(iii)	The Merger Fund

(iv)	The Merger Fund VL

(v)	Dunham Monthly Distribution Fund

(vi)	Green & Smith Investment Management L.L.C.

(vii)	Roy Behren

(viii)	Michael T. Shannon

(ix)	Frederick W. Green

(b)	Address or Principal Business Office or, if none, Residence:

(i)	100 Summit Drive, Valhalla, NY 10595

(ii)	100 Summit Drive, Valhalla, NY 10595

(iii)	100 Summit Drive, Valhalla, NY 10595

(iv)	100 Summit Drive, Valhalla, NY 10595

(v)	10251 Vista Sorrento Parkway, Suite 200, San Diego, CA 92121

(vi)	100 Summit Drive, Valhalla, NY 10595

(vii)	100 Summit Drive, Valhalla, NY 10595

(viii)	100 Summit Drive, Valhalla, NY 10595

(ix)	100 Summit Drive, Valhalla, NY 10595

(c)	Citizenship:

(i)	Delaware

(ii)	New York

(iii)	Massachusetts

(iv)	Delaware

(v)	Delaware

(vi)	Delaware

(vii)	United States

(viii)	United States

(ix)	United States

(d)	Title of Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP No.: 00949P108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) Westchester Capital Management, LLC is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

(b) Westchester Capital Management, Inc. was a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, as of December 31, 2010.

(c) The Merger Fund is an investment company registered under Section 8 of the Investment Company Act of 1940, as amended.

(d) The Merger Fund VL is an investment company registered under Section 8 of the Investment Company Act of 1940, as amended.

(e) Dunham Monthly Distribution Fund is a series of Dunham Funds, an investment company registered under Section 8 of the Investment Company Act of 1940, as amended.

(f) Green & Smith Investment Management L.L.C. is an affiliate of Westchester Capital Management, LLC and investment adviser to GS Master Trust.

(g) Roy Behren is Co-President of Westchester Capital Management, LLC, the investment adviser of The Merger Fund and The Merger Fund VL, and the sub-adviser of the Dunham Monthly Distribution Fund.  Mr. Behren is also Co-Manager and a member of Green & Smith Investment Management L.L.C.

(h) Michael T. Shannon is Co-President of Westchester Capital Management, LLC, the investment adviser of The Merger Fund and The Merger Fund VL, and the sub-adviser of the Dunham Monthly Distribution Fund.  Mr. Shannon is also Co-Manager and a member of Green & Smith Investment Management L.L.C.

(i) Frederick W. Green is President of Westchester Capital Management, Inc., which was the investment adviser of The Merger Fund and The Merger Fund VL, and the sub-adviser of the Dunham Monthly Distribution Fund, until December 31, 2010.  Mr. Green was also the Manager of Green & Smith Investment Management L.L.C. until December 31, 2010.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned and (b) Percent of class:
See Items 5 through 11 of the cover pages attached hereto.

This Schedule 13G shall not be construed as an admission that the Reporting Persons, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for other purposes, are the beneficial owners of any securities covered by this statement.

(c)           See Items 5 through 8 of the cover pages attached hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the ParentHolding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011

WESTCHESTER CAPITAL MANAGEMENT, LLC

By: /s/ Bruce Rubin
Name:  Bruce Rubin
Title: Chief Operating Officer

WESTCHESTER CAPITAL MANAGEMENT, INC.

By: /s/ Frederick W. Green
Name:  Frederick W. Green
Title: President

THE MERGER FUND

By: /s/ Bruce Rubin
Name:  Bruce Rubin
Title: Vice President and Chief Compliance Officer

THE MERGER FUND VL

By: /s/ Bruce Rubin
Name:  Bruce Rubin
Title: Vice President and Chief Compliance Officer

DUNHAM MONTHLY DISTRIBUTION FUND

BY: WESTCHESTER CAPITAL MANAGEMENT, LLC, its sub-adviser

By: /s/ Bruce Rubin
Name:  Bruce Rubin
Title: Chief Operating Officer

GREEN & SMITH INVESTMENT MANAGEMENT L.L.C.

By: /s/ Bruce Rubin
Name:  Bruce Rubin
Title: Chief Compliance Officer

/s/ Roy Behren
Roy Behren

/s/ Michael T. Shannon
Michael T. Shannon

/s/ Frederick W. Green
Frederick W. Green

Exhibit A
AGREEMENT

The undersigned, Westchester Capital Management, LLC, Westchester Capital Management, Inc., The Merger Fund, The Merger Fund VL, the Dunham Monthly Distribution Fund, Green & Smith Investment Management L.L.C., Roy Behren, Michael T. Shannon and Frederick W. Green, agree that the statement to which this exhibit is appended is filed on behalf of each of them.

February 14, 2011

WESTCHESTER CAPITAL MANAGEMENT, LLC

By: /s/ Bruce Rubin
Name:  Bruce Rubin
Title: Chief Operating Officer

WESTCHESTER CAPITAL MANAGEMENT, INC.

By: /s/ Frederick W. Green
Name:  Frederick W. Green
Title: President

THE MERGER FUND

By: /s/ Bruce Rubin
Name:  Bruce Rubin
Title: Vice President and Chief Compliance Officer

THE MERGER FUND VL

By: /s/ Bruce Rubin
Name:  Bruce Rubin
Title: Vice President and Chief Compliance Officer

DUNHAM MONTHLY DISTRIBUTION FUND

BY: WESTCHESTER CAPITAL MANAGEMENT, LLC, its sub-adviser

By: /s/ Bruce Rubin
Name:  Bruce Rubin
Title: Chief Operating Officer

GREEN & SMITH INVESTMENT MANAGEMENT L.L.C.

By: /s/ Bruce Rubin
Name:  Bruce Rubin
Title: Chief Compliance Officer

/s/ Roy Behren
Roy Behren

/s/ Michael T. Shannon
Michael T. Shannon

/s/ Frederick W. Green
Frederick W. Green